UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE            ``
                                                            December 31, 2019

Via Email

Karen Linehan
Executive Vice President Legal Affairs and General Counsel
Sanofi
54, Rue La Bo tie, 75008
Paris, France

        Re:      Synthorx, Inc.
                 Schedule TO-T filed on December 23, 2019
                 Filed by Thunder Acquisition Corp., Aventis Inc. and Sanofi File No. 005-90741

Dear Ms. Linehan:

        We have reviewed the above-captioned filing, and have the following comments. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit
(a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Schedule TO-T
Exhibit (a)(1)(A)   Offer to Purchase

General

     1. Please refer to the following statement in the third paragraph of the cover page: "Under no circumstances will interest be paid on the purchase price for the
Shares...." We note,
        however, that shareholders may be entitled to interest on the purchase price for Shares under Section 262 of the DGCL if such shareholders exercise their appraisal rights in connection with the Merger. As such, please revise this statement to clarify that no interest will be paid on the purchase price for Shares purchased in the Offer, as distinguished from Shares purchased in the Merger. Please also make any conforming changes to similar statements throughout the Offer to Purchase.
 Karen Linehan
c/o Sanofi
December 31, 2019
Page | 2

Summary Term Sheet, pages 1-9

    2. The following statement on page 3 states: "We estimate that we will need approximately
       $2.5 billion to purchase all of the Shares pursuant to the Offer and to complete the
       Merger." Please advise us why this $2.5 billion figure is different from the estimated transaction valuation of $2,599,172,092 in the "Calculation of Filing Fee" table in the
       Schedule TO-T. Alternatively, please revise the Offer to Purchase (including the other references to this $2.5 billion figure) or the Schedule TO-T to ensure consistency.

Acceptance for Payment and Payment for Shares, pages 13-14

    3. The final sentence of this section indicates that "[i]f any tendered Shares are not accepted for payment [ ] unpurchased shares will be returned...as promptly as practicable following the expiration or termination of the Offer." Under Rule 14e-1(c), you must return the Shares "promptly" rather than "as promptly as practicable" upon the expiration or termination of the Offer. Please revise the cited statement, and make a corresponding change with respect to your obligation to pay for Shares "as promptly as practicable after the Offer Acceptance Time" on page 28 of the Offer to Purchase.

Procedures for Accepting the Offer and Tendering Shares, pages 14-17

    4. Please refer to the following statement: "All questions as to the validity, form, eligibility
       (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties." Please revise this statement to remove the implication that shareholders may not challenge your determinations in a court of competent jurisdiction. In addition, please make conforming changes to similar statements regarding the "final and binding"
       nature of your determinations throughout the Offer to Purchase.

    5. Please refer to the following statement: "Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer [ ] will be final and binding." Please revise to expressly indicate that shareholders may challenge your determinations in a court of competent jurisdiction. At present, the disclosure does not account for this possibility and instead only indicates that a court might have a different opinion that could otherwise supersede your "final and binding" determination.

Certain Information Concerning Parent, Purchaser and Certain Related Persons, pages 22-23

    6. Certain statements regarding Aventis and Parent are qualified by "the knowledge of
       Purchaser." Because Aventis and Parent are included as Offerors within the Schedule
       TO, please revise such statements to remove those knowledge qualifiers, or advise.
 Karen Linehan
c/o Sanofi
December 31, 2019
Page | 3

    7. Please refer to the underfollowing statement: "As of December 20, 2019, Parent directly beneficially owns no Shares." Please revise to clarify whether Parent beneficially owns any Shares, either directly or indirectly.

    8. Please qualify clause (v) in the last paragraph of this section by reference to the contracts, negotiations or transactions between the offerors and the Company described in the Offer to Purchase (or, alternatively by reference to the relevant sections of the
       Offer to Purchase in which such contracts, negotiations or transactions are disclosed).

Source and Amount of Funds, page 23

    9. We note that the Offer and the Merger are expected to be funded by Parent with cash on hand. Notwithstanding this disclosure, please affirmatively state whether or not any alternative financing plan exists. See Item 1007(b) of Regulation M-A.

The Merger Agreement; Other Agreements, pages 27-47

    10. Please refer to the following statement: "The summary description . . . is not intended to modify or supplement . . . any factual information about Parent, Purchaser or the
        Company or the transactions contemplated in the Merger Agreement contained in public reports filed by Parent or the Company with the SEC." We further note, however, that the Merger Agreement was filed as an exhibit to the Schedule TO. As such, please revise such disclosure to remove any implication that the Merger Agreement and the summary thereof do not constitute public disclosure. Please make conforming changes as necessary, including with respect to the reference to representations and warranties in the subsequent paragraph. See Exchange Act Release No. 34-51283 (March 1, 2005).

Conditions of the Offer, pages 49-51

    11. All offer conditions, other than those dependent upon the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer. Without an express reference to a temporal constraint, both clause (i) of the second paragraph and the fifth bullet, however, indicate that you may terminate the Offer and not accept for payment any tendered Shares at any time if the Merger Agreement is terminated in accordance with its terms. Please remove the implication that the Offerors may be relieved of their obligation to purchase shares pursuant to certain, unspecified terms unrelated to the receipt of government approvals.

    12. Each of the clauses (1) through (4) in the sixth bullet contain the parenthetical "(subject to the applicable materiality standard as set forth in [the applicable clause])." We note, however, that clause (2) requires that the representations and warranties referred to therein be accurate without regard to any materiality standard. Please advise us where we can review the materiality standard to which this parenthetical refers, and explain to us what legal effect this parenthetical has on the condition.
 Karen Linehan
c/o Sanofi
December 31, 2019
Page | 4


    13. Clause (4) in the sixth bullet contains the parenthetical "(except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein)." Please advise us what legal effect this parenthetical has on the condition.

    14. All offer conditions, except those dependent upon the receipt of government regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer. The Offerors, however, represent that the offer conditions
        "may be waived by Parent or Purchaser in whole or in part at any time and from time to time [ ] subject [to] applicable law." Notwithstanding the reference to "applicable law,"
        please revise to remove the implication that conditions may be waived after expiration.

Appraisal Rights, pages 53-54

    15. Please refer to the following statement: "The foregoing summary of the appraisal rights
        [ ] does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights [ ] and is qualified in its entirety by reference to Section 262." Although you may include appropriate disclaimers concerning the nature of a summary, the summary must not contain material omissions.
        Please confirm that no such omissions exist, or revise the disclosure as appropriate.

Miscellaneous, pages 54-55

    16. We note the following statement: "The Offer is not being made to, nor will tenders be accepted from [ ], holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered Shares will not be accepted from all stockholders. See Rule
        14d-10 and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September
        19, 2008). Please make conforming changes to the Letter of Transmittal.

                                         *      *       *

        We remind you that the Offerors and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Karen Linehan
c/o Sanofi
December 31, 2019
Page | 5

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3266.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions



cc: Michael J. Aiello, Esq.
Amanda Fenster, Esq.